TATA

82-3733

25th July 2002

BP/AD-M1A/1372

SUPPL

RECEIVED JUL 29 2002 SEC MAIL PROCESSING WASH. D.C. 165 SECTION

BSE
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

Dear Sirs,

Unaudited Financial Results (First Quarter)

In terms of Clause 41 of the Listing Agreement, we send herewith a statement containing the Unaudited Financial Results (Provisional) of the Company for the First Quarter ended 30th June 2002.

The above results are being published in newspapers on 26th July 2002.

Yours faithfully,
For The Tata Power Co. Ltd.

B J Shroff
(Company Secretary)

02042907

Encl.

cc : Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

PROCESSED
AUG 08 2002
THOMSON FINANCIAL

dlw 7/30

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

Unaudited financial results (Provisional) for the quarter ended 30th June, 2002

Particulars	Quarter ended 30.6.2002	Quarter ended 30.6.2001	Year ended 31.3.2002
	MUs	MUs	MUs
1. Generation	3336	2881	11782
2. Sales	3157	2712	11107
	Rs. Crores	Rs. Crores	Rs. Crores
3. Net Sales/Income from Operations	**1040.39**	**932.80**	**3802.79**
4. Expenditure			
a) Staff Cost	35.11	34.44	136.85
b) Cost of Power Purchased	99.66	100.02	399.03
c) Cost of Fuel	525.59	460.94	1768.44
d) Other expenditure	131.90	128.34	602.68
e) Total expenditure (4a to 4d)	792.26	723.74	2907.00
5. Operating Profit	248.13	209.06	895.79
6. Other Income	29.74	30.64	264.92
7. Interest	71.79	60.24	298.59
8. Gross Profit after interest but before Depreciation, Extraordinary items and Tax (5+6-7)	206.08	179.46	862.12
9. Depreciation	82.35	70.06	281.65
10. **Profit before tax and extraordinary items (8-9)**	**123.73**	**109.40**	**580.47**
11. Extraordinary Items			
Profit on sale of long term investments	-	22.17	91.37
12. Profit before Tax (10+11)	123.73	131.57	671.84
13. Provision for Taxation (including Deferred Tax)	40.00	45.00	163.61
14. Net Profit after tax (12-13)	**83.73**	**86.57**	**508.23**
15. Statutory & Special Appropriations			126.85
16. Distributable Profit (14-15)			381.38
17. Paid-up Equity Share Capital (Face Value: Rupees Ten per share)	197.91	197.91	197.91
18. Reserves including Statutory Reserves			3500.60
19. Basic and Diluted Earnings per Share on Net Profit (not annualised) (before extraordinary items) (In Rupees)	4.23	3.25	21.06
20. Basic and Diluted Earnings per Share on Net Profit (not annualised) (after extraordinary items) (In Rupees)	4.23	4.37	25.68
21. Aggregate of non-promoter shareholding			
No of shares	133507022	134187952	133490022
% of shareholding	67.46	67.81	67.45
22. Dividend			
a. Interim			
Rate per share (Face Value Rs. 10/-) (In Rupees)			5.00
Amount (Rs. in crores)			99.06
b. Final			
Rate per share (Face Value Rs. 10/-) (In Rupees)			Nil
Amount (Rs. in crores)			Nil

1. The above results were reviewed by the Audit Committee and taken on record by the Board of Directors at their meeting held on 25th July, 2002.

2. The quarterly results do not reflect the adjustments required to be made in accordance with the provisions of the Electricity (Supply) Act, 1948 for which adjustments will be made for the year as a whole. Accordingly the quarterly results are not representative of the results for the whole year.

3. Previous period figures have been regrouped wherever necessary.

4. In respect of the share of Standby Charges billed by Maharashtra State Electricity Board (MSEB) and recoverable from BSES Ltd. (BSES), the Company has taken credit for the amount recoverable in terms of the Order dated 22nd March, 2000 issued by the Government of Maharashtra. The matter was further heard before the Maharashtra Electricity Regulatory Commission (MERC) and MERC made an Order on 7th December, 2001. Both the Company and BSES have appealed to the High Court of Judicature at Bombay.The Court has stayed the operation of the Order. Pending the outcome of these appeals, no adjustment is made for the shortfall as per the MERC order of Rs. 62.44 crores for 1999-00 or for the shortfalls (amount not ascertained) for the years 2000-01, 2001-02 and for the current period ending June 2002.

5. Increase in interest and depreciation cost is on account of completion of projects during the previous year.

6. The Company has invested 49% (Rs.180.32 crores) in North North-West Delhi Distribution Company Limited as per the Delhi Electricity Reform (Transfer Scheme) Rules, 2001 notified by The Government of National Capital Territory of Delhi. With effect from 1st July 2002, the company has management control of the North North-West Delhi Distribution Company Limited.

Date: 25th July, 2002.

For and on behalf of the Board of
THE TATA POWER COMPANY LIMITED

Tata

RATAN N. TATA
Chairman

TATA

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

Segmentwise Revenue, Results and Capital Employed under Clause 41 of the Listing Agreement

(Rs. Crores)

Particulars	Quarter ended		Year ended
	30-Jun-02	30-Jun-01	31-Mar-02
Segment Revenue			
Power business	1,027.21	932.19	3,766.46
Others	13.39	0.61	33.67
Total Segment Revenue	1,040.60	932.80	3,800.13
Less: Inter segment revenue	0.21	-	0.28
Net Sales/Income from Operations	**1,040.39**	**932.80**	**3,799.85**
Segment Results			
Power business	175.73	153.51	763.94
Others	0.09	(0.59)	(4.86)
Total Segment Results	175.82	152.92	759.08
Less: Interest Expense	71.79	60.24	298.59
Add: Unallocable Income net of unallocable expense	19.70	38.89	211.35
Total Profit Before Tax	**123.73**	**131.57**	**671.84**
Capital Employed			
Power business	3,943.87	3,669.23	3,896.85
Others	138.47	72.92	123.50
Total Capital Employed	**4,082.34**	**3,742.15**	**4,020.35**

TATA

TATA

25th July 2002
BP/AD-M1A/1376

RECEIVED
JUL 29 2002
SEC MAIL PROCESSING WASH. D.C. SECTION 165

BSE
Corporate Relationship Department
1st Floor, New Trading Ring
Rotunda Bldg., P J Towers
Dalal Street, Fort
Mumbai 400 001

Dear Sirs,

Unaudited Financial Results (First Quarter) - Press Release

Further to our letter no.BP/AD-M1A/1372 dated 25th July 2002, we are forwarding herewith for your record a copy of the Press Release issued by the Company.

Yours faithfully,
For & on behalf of
The Tata Power Co. Ltd.
by its Constituted Attorney

Encl.

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

TATA POWER
The Tata Power Company Limited
Registered Office Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 204 9131 Fax 91 22 204 5359

TATA

News release

FOR IMMEDIATE RELEASE

Mumbai, Thursday July 25 2002

Tata Power Q1 FY '03 revenues at Rs. 1040 crore, PAT at Rs. 84 crore

- **Growth in power business drives performance**
- **Operating profit increases 19% to Rs. 248 crore from Rs. 209 crore**
- **Total generation up by 16% to 3336 MUs* from 2881 MUs**

*MUs: million units

Tata Power, the largest private sector power utility in India, today announced its unaudited results for Q1 FY 2003 (Apr. – Jun. 2002), three-month period ending 30 June 2002.

Commenting on the company's performance, Mr. Adi J Engineer, Managing Director, Tata Power said,

"We have achieved a progressive business performance for Q1 FY 2003 demonstrated by a 19% increase in operating profits. Our power business delivered strong results while we continue to invest in complementary growth avenues with a view to enhance returns in future. We believe that we are at the threshold of multiple opportunities within our focus sectors and we will aggressively but prudently implement initiatives that create significant value for the company's stakeholders"

Highlights – Q1 FY 2003 (Apr. - Jun. 2002) v/s Q1 FY 2002 (Apr. - Jun. 2001)

Financials

- Total revenues increase 12% to Rs. 1040 crore from Rs. 933 crore
- Operating profits advance 19% to Rs. 248 crore from Rs. 209 crore.
- Depreciation cost are higher as a result of new CPP project going on stream
- Profit before Tax and Extraordinary Income up 14% to Rs. 124 crore from Rs. 109 crore
- Net Profit after Current and Deferred Tax at Rs. 84 crore compared with Rs. 87 crore. PAT for Q1 FY 2002 includes an extraordinary income of Rs. 22 crore compared with 'nil' in Q1 FY 2003

Operations

- Total power generation increases 16% to 3336 MUs compared with 2881 MUs
- Total power sales higher by 16% to 3157 MUs from 2712 MUs
- Increased generation across all operating activities within sector - licensee area and CPP / IPP segment drives performance and growth

Business Highlights

Power

Licensee Areas – Mumbai & Greater Mumbai

- Q1 FY02 sales higher by 10% to Rs. 870 crore from Rs. 791 Crore
- Higher sales driven by:
  - Increase in sales to MSEB for the regional grid
  - Additional generation to meet requirement from other licensees
  - Direct sales to an expanding captive consumer base
- Uninterrupted supply of high quality reliable power positions the company as a supplier of choice within the licensee area

Captive Power Projects (CPP) / Independent Power Projects (IPP)

- Continued increase in generation – 648 MUs in Q1 FY03 compared with 451 MUs in Q1 FY02
- Sales advance by 44% to 639 MUs from 443 MUs
- Increase in power generation and sales primarily driven by operational stabilisation of 120 MW CPP at Jojobera
- The company now operates captive power plants at Jojobera and Wadi with combined generation capacity of 345 MW while the IPP operation at Belgaum has a capacity of 81 MW

Distribution – participation in DVB privatisation

- Thrust into distribution segment demonstrates the company's intention to actively pursue business opportunities within the sector in various states
- Acquisition of equity stake in the North-North West Delhi Distribution Company with equity commitment of Rs. 180 crore
- Infrastructure upgradation under progress to improve power supply to consumers

Energy

Tata Petrodyne

- Development and exploration work progressing satisfactorily
  - Discovery of high quality net oil bearing reservoir below the Lakshmi gas field
  - Revised oil in place estimates are between 100 and 300 mmbbls, further exploration, appraisal and development drilling expected later in the year

Communication

- Progress in defined segments with multiple initiatives
  - Equity participation in Tata Teleservices enhanced by Rs. 25 crore to Rs. 300 crore
  - Continued expansion in telecom space by Tata Teleservices – expected service launch in Delhi, Gujarat and Tamil Nadu in second half of FY '03.
  - Acquisition of Hughes Tele by Tata Teleservices to establish presence in Maharashtra circle
- Mumbai Metropolitan Area Network (MAN) expansion completed
  - Network enhancement to enable Voice over IP (VoIP) under progress
  - Long-term customer agreements in place for voice over TDM and data over IP

Attached: Financial Results table

For further information please contact:

Rumy Kanga
Senior General Manager
The Tata Power Company Limited
Ph: 022 288 3247
Fax: 022 281 0858
E-mail: rkanga@tpc.co.in

Toll free: 1600 117575
Website: www.tatapower.com